Exhibit 99.1

PRESS RELEASE

GRUPO GERDAU informs its shareholders and the general market that it has not contracted foreign exchange derivatives or speculative financial investments that involve risk and/or leveraging nor adopted the use of these derivative financial instruments as part of its practice.

The Group maintains a conservative policy of financial management and as part of its corporate governance practices informs the financial instruments it has contracted each quarter in the notes to its financial statements.

Rio de Janeiro, September 29, 2008

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Director